UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                              December 7, 2020


  Via Email

  Richard B. Alsop
  Sherman & Stearling LLP
  599 Lexington Avenue
  New York, New York 10022

          Re:     Altice USA, Inc.
                  Schedule TO-I/A filed December 3, 2020
                  SEC File No. 5-90339

  Dear Mr. Alsop:

        We have reviewed your amendment referenced above, along with the accompanying response letter of the same date. We have one additional comment:

  Schedule TO-I     Item 10. Financial Statements

      1. We note your response to comment 1 in our prior comment letter dated November
         30, 2020. Revise to quantify the impact of the offer on the metrics listed in your narrative, assuming both the minimum and maximum number of shares that could be purchased.

          We remind you that the Company is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about this comment.


                                              Sincerely,

                                              /s/ Christina Chalk

                                              Christina Chalk
                                              Senior Special Counsel
                                              Office of Mergers and
Acquisitions